

October 24, 2013

Via E-mail
Christopher M. Wewers
President and Chief Executive Officer
First Federal Bancshares of Arkansas, Inc.
1401 Highway 62-65 North
Harrison, Arkansas 72601

Re: First Federal Bancshares of Arkansas, Inc.
     Amendment No. 1 to Registration Statement on Form S-4
     Submitted October 11, 2013
     File No. 333- 190845

Dear Mr. Wewers:

　　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. With regard to the Item 4 on page B-2 of the Fairness Opinion, confirm the internal financial statements used for the period ending May 13, 2013 were consistent with the actual results. If actual results were materially better, and with a view of additional disclosure in the filing, please provide the staff with details.

Summary, page 7

"What FNSC shareholders will receive," page 7

2. We acknowledge your response to comment 5 of our letter to you dated
   September 19, 2013. Please revise to disclose the value of the consideration as of
   the most recent possible date in addition to the value on July 1, 2013.

Private Placement, page 8

3. We acknowledge your response to comment 5 of our letter to you dated
   September 19, 2013. Please revise the first paragraph to disclose that you entered
   into commitment letter agreements with your controlling stock holder and
   Chairman of the Board, Mr. Massey, and identify any other directors who are
   parties to an agreement.

Interests of FNSC Officers and Directors in the Merger, page 11

4. Please revise to disclose the number of shares held by FNSC Officers and
   Directors prior to the Offering.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Consolidated Income Statement, pages 27-
28
Note 1 - Pro Forma Adjustments, page 29

5. We note your response to prior comment 11. We note that the bank subsidiaries of
   FNSC are restricted from paying dividends that exceed the net profits in the
   current year plus retained net profits for the preceding two years without
   obtaining regulatory approval. Please revise to disclose that the dividends to be
   paid by the FNSC bank subsidiaries in the transaction are available and that no
   regulatory approval is required or has been obtained, if necessary. Further, please
   revise pro forma note (a) to disclose the amount of dividends to be paid by both
   First Federal and FNSC which will be utilized to fund the transaction.

Background of the Merger, page 41

6. We acknowledge your response to comment 19 of our letter to you dated
   September 19, 2013. As we requested, revise the third paragraph of this section
   to discuss whether the FNSC Board in the past had considered any other offers

from other banks or persons. Please revise the fourth paragraph on page 43 to identify each of the "recent bank acquisitions" included in Mr. Horton's sampling.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3152 or John P. Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney